United States securities and exchange commission logo





                             March 3, 2021

       Ryan M. Gilbert
       President and Chief Executive Officer
       FTAC Parnassus Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC Parnassus
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-252821

       Dear Mr. Gilbert:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed February 8, 2021

       General

   1. We note your disclosure that Millennium has indicated an interest to purchase up to a specific amount of
common stock in the offering. We also note your disclosure that
                                                        Millennium may purchase
more than the amount for which they indicated an interest in buying. So that
investors will be able to understand the minimum amount of your shares that will enter the
public market through sales to the public, as opposed to the existing stockholders, please
disclose whether there is a ceiling on the amount that may be purchased by Millennium
and quantify any ceiling. If not, please disclose the potential material impact on the
public investors.
 Ryan M. Gilbert
FTAC Parnassus Acquisition Corp.
March 3, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                           Sincerely,
FirstName LastNameRyan M. Gilbert
                                                           Division of
Corporation Finance
Comapany NameFTAC Parnassus Acquisition Corp.
                                                           Office of Real
Estate & Construction
March 3, 2021 Page 2
cc:       Mark E Rosenstein, Esq.
FirstName LastName